UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                                    14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              SUNTERRA CORPORATION

                            (Name of Subject Company)


                              SUNTERRA CORPORATION

                       (Names of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    86787D208
                      (CUSIP Number of Class of Securities)

                               FREDERICK C. BAUMAN
                              SUNTERRA CORPORATION
                              3865 W. CHEYENNE AVE.
                          NORTH LAS VEGAS, NEVADA 89032
                            TELEPHONE: (702) 804-8600

                  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s)
                                filing statement)

                                 WITH COPIES TO:

                          D. GILBERT FRIEDLANDER, ESQ.
                             MICHAEL A. SASLAW, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                               200 CRESCENT COURT
                                    SUITE 300
                               DALLAS, TEXAS 75201
                            TELEPHONE: (214) 746-7700

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

March 12, 2007

Dear Resort Committee Board Members,

On March 12, 2007, Sunterra announced that its Board of Directors has approved an agreement pursuant to which Sunterra will be acquired by an affiliate of Diamond Resorts, LLC. We expect the acquisition, which is subject to certain conditions including the acceptance of 90% of Sunterra's shareholders, to be completed in the second quarter of this year. I personally want to tell you how excited we are about this development.

Subject to and upon completion of the acquisition, Sunterra will be privately held, which offers several opportunities in the current business environment. There are significant costs and complexities that result from being a public company. Without these costs and complexities we will be able to manage the business with more flexibility and faster decision-making processes. With that being said, consumer safeguards remain in place regardless of a company's ownership status, as do country specific regulatory policies, procedures and processes.

Sunterra will continue to invest in its existing resorts and add new resorts and destinations. Growth and improvements are not mutually exclusive. In today's financial markets, access to capital to invest in quality businesses is readily available whether a company is public or private.

Most importantly, the working relationship between the Resort Committees, the Board Members and Sunterra will not change. Your resort management team that knows and understands you and your resort will remain in place. You will continue to receive assistance performing some of your duties as Board Members, such as budgeting, preparing financial reports, conducting Board elections and coordinating annual meeting logistics.

What you can anticipate under the direction of Stephen J. Cloobeck, Chairman and CEO of Diamond Resorts, who will become Chairman and CEO of Sunterra after the acquisition is completed, is a commitment to continually improve the vacation experience of our members and owners. Stephen brings over 25 years of extensive knowledge and experience in virtually every phase of the successful development, management, marketing and sales of vacation ownership properties. Diamond Resorts' successful track record includes the development of Polo Towers, the Jockey Club and The Carriage House, all located in Las Vegas, as well as Kona Reef in Hawaii. Diamond Resorts most recently spearheaded the design of Marriott's Grand Chateau vacation ownership resort.

We invite you to visit www.Sunterra.com and www.diamondresorts.com for further updates and additional information.

Best Regards,


James A. Weissenborn
Interim President and CEO
Sunterra Corporation

Important Notice to Investors: The tender offer for the outstanding common stock of Sunterra Corporation has not yet commenced. This document is neither an offer to purchase nor solicitation of an offer to sell securities. At the time the offer is commenced an affiliate of Diamond Resorts LLC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission ("SEC"), and Sunterra will file a solicitation/recommendation statement on
Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Sunterra's stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site: www.sec.gov.

Forward-Looking Statements; Risk Factors
Statements contained in this document that disclose intentions, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Sunterra cautions that these statements involve risks and uncertainties and other factors that may cause results to differ materially from those anticipated at the time such statements are made. For example, such statements include the expected benefits and costs of the acquisition; management plans relating to the acquisition; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the acquisition; the ability to complete the acquisition considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and other factors include, among others, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Sunterra stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, and the possibility that expected benefits may not materialize as expected. If the transaction does not close, Sunterra's stock price may significantly decrease, and Sunterra business may materially impact its business. Among other things, Sunterra could lose sales, Sunterra's management could be distracted, Sunterra could suffer increased employee attrition, and Sunterra could suffer further delays in complying with its periodic reporting requirements. Other risks and uncertainties are described from time to time in Sunterra's filings with the U.S. Securities and Exchange Commission. Sunterra undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.